UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Month of June 2023

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 June 2023 entitled ‘Total voting rights and issued capital’
99.2Stock Exchange announcement dated 1 June 2023 entitled ‘Appendix 3X Initial Director’s Interest Notice’
99.3Stock Exchange announcement dated 1 June 2023 entitled ‘Appendix 3X Initial Director’s Interest Notice’
99.4Media release dated 2 June 2023 entitled ‘Rio Tinto U.S. Borax becomes first open pit mine to transition to renewable diesel’
99.5Media release dated 2 June 2023 entitled ‘Rio Tinto to invest in Pilbara desalination plant’
99.6Stock Exchange announcement dated 12 June 2023 entitled ‘China Baowu and Rio Tinto extend climate partnership to decarbonize the steel value chain’
99.7Stock Exchange announcement dated 12 June 2023 entitled ‘Rio Tinto to expand its AP60 low-carbon aluminium smelter in Quebec’
99.8Media release dated 13 June 2023 entitled ‘Rio Tinto to bring rail car manufacturing to the Pilbara’
99.9Stock Exchange announcement dated 20 June 2023 entitled ‘Rio Tinto invests to strengthen copper supply in US’
99.10Stock Exchange announcement dated 20 June 2023 entitled ‘Rio Tinto Kennecott Mineral Resources and Ore Reserves’
99.11Stock Exchange announcement dated 23 June 2023 entitled ‘Western Range spends A$1 billion with WA businesses’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	3 July 2023	Date	3 July 2023